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                                                                      EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Year ended December 31  (in millions)    2001    2000*   1999*   1998*   1997*
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Fixed Charges:
  Interest expense                     $  903  $1,090  $  842  $  763  $  632
  Portion of Rental expense
   which represents interest
   factor                                 111     115     132     145     140
                                       --------------------------------------
    Total fixed charges before
     capitalized interest and
     preferred stock dividend
     of subsidiary                      1,014   1,205     974     908     772
  Capitalized interest                      -       3       8       -       -
  Preferred stock dividend of
   subsidiary                              63      53      54      56      57
                                       --------------------------------------
    Total fixed charges                $1,077  $1,261  $1,036  $  964  $  829
                                       ======================================

Earnings available for fixed charges:

  Earnings***                          $  418  $ (301) $1,336   $  65  $1,414
  Less undistributed income in
   minority owned companies               (20)    (25)    (10)    (28)    (84)
  Add fixed charges before capitalized
   interest and preferred stock
   dividend of subsidiary               1,014   1,205     974     908     772
                                       --------------------------------------
    Total earnings available for
     fixed charges                     $1,412  $  879  $2,300    $945  $2,102
                                       ======================================

Ratio of earnings to fixed
 charges (1)                             1.31      **    2.22      **    2.54

(1) For purposes of determining the ratio of earnings to fixed charges and deficiency of earnings to cover fixed charges, if applicable, earnings are defined as the income (loss)from continuing operations before income taxes and adjustment for minority interest or income or loss from equity investees, plus fixed charges (net of capitalized interest and preferred stock dividend requirements), amortization of capitalized interest, and distributed income of equity investees. Fixed charges consist of interest costs (both expensed and capitalized during the period) amortization of debt expense and discount or premium relating to any indebtedness, that portion of rental expense that is representative of the interest factor and the amount of pre-tax earnings required to cover preferred stock dividends of subsidiaries. This definition of fixed charges complies with Regulation S-K but is not consistent with the definition contained in the indentures.

  * As Restated

 ** Earnings for the years ended December 31, 2000 and 1998 were inadequate to cover fixed charges. The coverage deficiency was $382 and $19 respectively.

*** Sum of Income (Loss) before Income Taxes, Equity Income, Minorities'
    Interest, Extraordinary Gain, Cumulative Effect of Change in Accounting Principles, Discontinued Operations and includes Equity in net income of unconsolidated affiliates.